EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-            ) and related Prospectus of Tejon Ranch Co. for the registration of 2,191,730 shares of its common stock and to the incorporation by reference therein of our reports dated March 8, 2005, with respect to the consolidated financial statements of Tejon Ranch Co., Tejon Ranch Co. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Tejon Ranch Co. included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Los Angeles, California

December 15, 2005